[NorthStar Real Estate Capital Income Fund-C Letterhead]

January 29, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549-4644

Attention: Mr. Dominic Minore, Division of Investment Management

Re:	NorthStar Real Estate Capital Income Fund-C Registration Statement on Form N-2
(File Nos. 333-221611; 811-23310)

Dear Mr. Minore:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NorthStar Real Estate Capital Income Fund-C (the “Fund”) respectfully requests that Pre-Effective Amendment No. 1 to the above referenced Registration Statement, which was filed via EDGAR on January 17, 2018, be accelerated and declared effective on January 30, 2018 at 4 P.M. EST or as soon thereafter as is reasonably practicable.

In connection with the submission of the Fund’s request for accelerated effectiveness of the above-referenced Registration Statement, the Fund hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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NorthStar REAL ESTATE CAPITAL INCOME FUND-C

BY:	/s/ Kevin P. Traenkle
Kevin P. Traenkle
Chief Executive Officer and President